Exhibit 99.1

BIOT Named Authorized Representative for IN01 Cancer Immunotherapy

in Japan and China

Non-exclusive appointment by CelSiege Biosciences extends BIOT's business development activities into clinical-stage oncology

NEW YORK and TOKYO, September 30, 2026 — INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (Nasdaq: BIOT) ("BIOT" or the "Company") today announced that CelSiege Biosciences Inc. ("CelSiege") has appointed BIOT, on a non-exclusive basis, as its authorized introduction and business development representative in Japan and the People's Republic of China for IN01, a clinical-stage cancer immunotherapy program.

Under a Letter of Authorisation signed on September 18, 2026 by Johan Indot, Founder and Director of CelSiege, BIOT may introduce the IN01 Program to prospective strategic partners, investors, pharmaceutical and biotechnology companies, medical institutions, research organizations and investment funds in both countries. BIOT may also facilitate preliminary discussions on potential investment, licensing, co-development, clinical development, manufacturing and commercialization. Any definitive transaction remains subject to separate negotiations, due diligence and definitive agreements.

"We believe IN01 is a promising clinical-stage program in the field of active cancer immunotherapy, and we are fully committed to helping build a path for this science to reach the patients who need it," said Tomoki Nagano, Chief Executive Officer of BIOT. "Japan and China have the world's largest lung cancer patient populations alongside world-class clinical research capabilities, placing them at the center of unmet medical needs in oncology. We share with CelSiege a mission to bring this technology to patients. As CelSiege's authorized representative in these two markets, BIOT will work with a strong sense of ownership to identify partners and pursue collaborations that can advance the development and commercialization of IN01. Our enduring aspiration is to bring more smiles to patients and their families."

About IN01

According to information provided by CelSiege, IN01 is an active immunotherapy, or therapeutic cancer vaccine, targeting epidermal growth factor ("EGF"). It is designed to stimulate the patient's immune system to produce antibodies against circulating EGF, a growth factor involved in the proliferation of certain cancer cells. Development materials identify squamous non-small cell lung cancer ("sqNSCLC") as the lead indication, with potential expansion into colorectal, head-and-neck and other cancers. IN01 is a clinical-stage asset and has not received marketing approval.

The Medical Need

According to the International Agency for Research on Cancer, lung cancer was the world's most frequently diagnosed cancer in 2022, with approximately 2.5 million new cases, and the leading cause of cancer death, with approximately 1.8 million deaths. Non-small cell lung cancer accounts for approximately 80% to 85% of lung cancer cases, according to the American Cancer Society. Fortune Business Insights estimates the global NSCLC therapeutics market at approximately $38.49 billion in 2025. This third-party estimate relates to a broad therapeutic category and should not be read as an estimate of the addressable market, commercial potential or probability of success of IN01.

About CelSiege Biosciences

CelSiege Biosciences is a biotechnology company headquartered in Marseille, France, with operations in the United States, focused on the research and development of active immunotherapies. Its proprietary B-cell-mediated platform is designed to stimulate polyclonal antibody responses against disease-associated ligands, with applications in oncology and other therapeutic areas.

For more information, visit CelSiege’s corporate website.
CelSiege Biosciences

About INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (Nasdaq: BIOT) is a diversified healthcare and biotechnology company focused on developing and expanding businesses across beauty, wellness, regenerative medicine and related healthcare sectors. Through its operations and strategic partnerships, BIOT seeks to build an integrated platform connecting innovative healthcare technologies, products and services with growth opportunities across Asia and other international markets. For more information, please visit https://instinct-biot.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable U.S. securities laws, including statements regarding BIOT's plans to identify and engage potential strategic partners for the IN01 Program in Japan and China; potential investment, licensing, co-development, clinical development, manufacturing, commercialization or other collaborations involving IN01; and the potential future development and regulatory approval of IN01. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. There can be no assurance that BIOT will identify suitable counterparties, that discussions will result in definitive agreements or transactions, or that IN01 will successfully complete clinical development, demonstrate safety or efficacy, or receive regulatory or marketing approval in Japan, China or any other jurisdiction. Third-party data cited in this press release has not been independently verified by BIOT. Readers are cautioned not to place undue reliance on forward-looking statements. BIOT undertakes no obligation to update or revise any forward-looking statements except as required by applicable law.

Contact

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.
Investor Relations
Email: ir@instinct-bro.com
Website: https://instinct-biot.com/